UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 23, 2025

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Managing Corporate Executive / Group CFO

October 23, 2025

Mizuho Financial Group, Inc.

Changes in Director and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes in a Member of the Board of Directors and in Executive Officers of the following entity within the Group:

[Mizuho Financial Group, Inc. (MHFG)]

 (Effective as of November 30, 2025)

Name	New Position		Current Position
Hidekatsu Take	Member of the Board of Directors, Deputy President & Corporate Executive (Representative Corporate Executive)	Head of Global Corporate & Investment Banking Company / Head of Global Transaction Banking Unit / In Charge of Specially Assigned Matters	Member of the Board of Directors, Deputy President & Corporate Executive (Representative Corporate Executive)	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters
Tsutomu Yamamoto	Resigned		Senior Managing Executive Officer	Head of Global Transaction Banking Unit / In Charge of Specially Assigned Matters